LONE STAR VALUE
M A N A G E M E N T

February 2, 2015

LONE STAR VALUE COMMENTS ON O2 MICRO'S VALUATION DISCOUNT

Urges O2 Micro's Board to Immediately End Cash Burn and Add Shareholder Representation

Dear Fellow O2 Micro Shareholders:

Lone Star Value Management, LLC (together with its affiliates, "Lone Star Value", "we", or "us") is a substantial shareholder of O2 Micro International Limited (NASDAQ: OIIM) ("O2 Micro" or the "Company") with ownership of over 1.7 million ADS units (the "shares"), which is approximately 6.3% of its shares outstanding. Lone Star Value is dedicated to maximizing shareholder value, improving corporate governance, and upgrading the Board of Directors (the "Board") at O2 Micro for the benefit of all shareholders.

We are deeply concerned by the significant destruction of shareholder value over a long period of time by O2 Micro's incumbent Board and management. O2 Micro's stock price performance has been abysmal over any measurable period of time and has substantially underperformed the market. The Company's stock price performance has been -26%, -50% and -50% over the past 1, 3, and 5 years versus NASDAQ Composite returns of +14%, +72% and +130% over this same time period.[1] O2 Micro's earnings per share have been negative over the past 1, 3, and 5 years.[2] We believe O2 Micro's poor operating and financial performance has led to a loss of investor confidence in the incumbent Board and management as evidenced by the fact that the stock market currently places a *negative value* on O2 Micro's operating business. Further, O2 Micro's stock price of $2.36 per share is below the value of the Company's cash and marketable securities of $2.40 per share and substantially below the net asset value (excluding the operating business) of $4.35 per share as shown in the table below:

Net Asset Valuation Table

	Value ($MM)	Per Share[3]
Cash + Marketable Securities[4]	$65.1	$2.40
Net Working Capital + Other[4],[5]	12.8	0.47
Real Estate[6]	25.0	0.92
LT Investments[4]	15.3	0.56
Value Excluding Operating Business	**$118.2**	**$4.35**
% Upside to Current Stock Price	*84%*	
Intellectual Property	???	???
Value of Operating Business[7]	$48 - $80	$1.77 - $2.94
Total Company Value	**$166 - $198**	**$5.12 - $7.30**
% Upside to Current Stock Price	*159% - 209%*	

53 Forest Avenue, 1st Floor | Old Greenwich, CT 06870 | +1.203.542.0235

History of Poor Revenue and Cost Management

O2 Micro's revenues have steeply declined over the last 7 years but costs have remained high, resulting in a consistent stream of operating losses. We believe O2 Micro's recently announced cost-cutting measures fall far short of the needed change and were merely reactive to the public announcement of our stake in the Company.[8] In our view, O2 Micro's significant discount to its net asset value is the result of considerable mismanagement as evidenced by declining revenues and an inability or unwillingness to right-size the Company's cost base.

Here are the facts:
- Revenue has fallen by 63% from $166mm in 2007 to $62mm (Q3 annualized).
- R&D as a percentage of revenue increased from 21% in 2007 to 37% in 2013.
- SG&A as a percentage of revenue increased from 28% in 2007 to 42% in 2013.
- Cash balance has eroded by 48% from $126m in 2011 to its current $65mm.

Recent actions to manage costs fall far short of the needed level of optimization of O2Micro's excessive cost structure. We see further room for cost-cutting, rationalization, and more focused R&D spending that is yet to be realized and a long time coming. In addition, O2 Micro's intellectual property portfolio of patents may have significant hidden value that the incumbent Board and management have failed to realize. Even worse, unsuccessful patent litigation in prior years cost the shareholders dearly as evidenced by the cumulative provision for litigation of $41.8mm between 2002 and 2007.[9]

There Are Meaningful Opportunities within the Control of the Board and Management to Unlock Significant Value for <u>ALL</u> O2 Micro Shareholders

We call on O2 Micro's Board and management to immediately end the cash burn and to take *meaningful* steps to create shareholder value. O2 Micro's strong asset base and discounted valuation imply the potential for significant value creation if the right steps are taken. The Company's core operations have gross margins of 52% (Q3 2014) revealing a business with great potential for profitability *with a rationalized cost structure,* whether as an independent entity or combined with a strategic buyer. We believe that with an improved Board, new ideas, and a commitment to shareholder value, O2 Micro shareholders can realize upside of *at least 100%* versus the current stock price, and likely much more.

Given O2 Micro's long history of poor operating and financial performance, we believe meaningful change on the Board, including shareholder representation, is imperative for any meaningful turnaround to begin to occur. The incumbent Board has proven incapable or unwilling to stop the excessive cash burn and explore opportunities to create value for shareholders. In our view, it is simply too much to ask shareholders to believe that the same team doing the same things at O2 Micro will yield different results in the future. We strongly believe shareholder representation and fresh perspective on this currently stale Board would sharpen its focus on creating shareholder value. Shareholder representation in the boardroom will both strengthen the Board's commitment to tighten oversight of operations and to open-mindedly explore opportunities to capitalize on O2 Micro's strong asset base. We are adamant that O2 Micro shareholders, not the incumbent Board, should be the ones to make any changes to O2 Micro's Board.

Lone Star Value has expressed its views to the Board and management of O2 Micro at an in-person meeting at the Company's headquarters and in follow-up conference calls. We have made every effort to engage in constructive discussions with the Company with the goal of meaningfully improving the Company's Board, corporate governance practices, and focus on shareholder value. Lone Star Value believes its suggestions would meaningfully improve shareholder rights and value at O2 Micro. We remain open to productive discussions with the Company and urge the Company to show its appreciation of the gravity of the issues facing O2 Micro by *urgently* engaging in a meaningful dialogue with us over our concerns and suggestions.

Sincerely,

Jeffrey E. Eberwein

Lone Star Value Management, LLC

About Lone Star Value Management:
Lone Star Value Management is an investment firm that invests in undervalued securities and engages with its portfolio companies in a constructive way to help maximize value for all shareholders.

Proxy voting inquiries please contact:
John Grau
InvestorCom
203-972-9300 x11
jgrau@investor-com.com

Footnotes:

[1] Share price performance as of 1/30/2015. NASDAQ returns calculated with dividends reinvested into the index.
[2] O2 Micro's EPS were -$0.51 over the trailing twelve months, -$1.23 from 2011-2013, and -$0.96 from 2009-2013.
[3] Based on 27.174mm average shares outstanding for Q3 2014.
[4] Based on Balance Sheet as of 9/30/14.
[5] Includes Current Assets, Other Assets, Current Liabilities, and Other Liabilities.
[6] Based on management comments from Q3 2014 earnings conference call.
[7] LSV estimate based on 0.75x-1.25x revenue multiple and 2014 consensus revenue estimates.
[8] O2 Micro announced a cost reduction initiative on 1/5/2015 after we filed our 13D.
[9] Provisions for litigation totaled $41.7mm during 2002-2007 based on the Company's annual reports.